



Live Not by Lies
Sponsored ·

We're excited to have Dr. Jordan Peterson's endorsement of our docuseries *Live Not By Lies*. Join hands with him by expressing your interest at angel.com/live.

Check out the video for *Live Not By Lies* and the potential investment opportunity at: angel.com/live.

****

Legal made us say this last part: (1) no money or other consideration is being solicited, and if sent, will not be accepted; (2) no offer to buy the securities can be accepted and no part of the purchase price can be received until the offering statement is filed and only through an intermediary's platform; (3) a prospective purchaser's indication of interest is non-binding.

LIVE NOT BY LIES!
Dr Jordan B Peterson
@jordanbpeterson
My friend @roddreher is transforming his NYT bestselling book LIVE NOT BY LIES into a docuseries with @AngelStudiosInc.
Visit angel.com/live and help spread the word.
A blow against the resurgence of the radical left.

angel.com/live

Dr. Jordan Peterson Supports This Project!

Learn more





Live Not by Lies
Sponsored ·

We're excited to have Dr. Jordan Peterson's endorsement of our docuseries *Live Not By Lies*. Join hands with him by expressing your interest at angel.com/live.

Check out the video for *Live Not By Lies* and the potential investment opportunity at: angel.com/live.

****

Legal made us say this last part: (1) no money or other consideration is being solicited, and if sent, will not be accepted; (2) no offer to buy the securities can be accepted and no part of the purchase price can be received until the offering statement is filed and only through an intermediary's platform; (3) a prospective purchaser's indication of interest is non-binding.

LIVE NOT BY LIES!
Dr Jordan B Peterson
@jordanbpeterson
My friend @roddreher is transforming his NYT bestselling book LIVE NOT BY LIES into a docuseries with @AngelStudiosInc.
Visit angel.com/live and help spread the word.
A blow against the resurgence of the radical left.

angel.com/live

Dr. Jordan Peterson Supports This Project!

Learn more





Live Not by Lies
Sponsored ·

We're excited to have Dr. Jordan Peterson's endorsement of our docuseries *Live Not By Lies*. Join hands with him by expressing your interest at angel.com/live.

Check out the video for *Live Not By Lies* and the potential investment opportunity at: angel.com/live.

****
Legal made us say this last part: (1) no money or other consideration is being solicited, and if sent, will not be accepted; (2) no offer to buy the securities can be accepted and no part of the purchase price can be received until the offering statement is filed and only through an intermediary's platform; (3) a prospective purchaser's indication of interest is non-binding.

LIVE NOT BY LIES!
Dr Jordan B Peterson
@jordanbpeterson
My friend @roddreher is transforming his NYT bestselling book LIVE NOT BY LIES into a docuseries with @AngelStudiosInc.
Visit angel.com/live and help spread the word.
A blow against the resurgence of the radical left.

angel.com/live

Dr. Jordan Peterson Supports This Project!

Learn more









Live Not by Lies

Sponsored ·

Angel Studios is unveiling the untold! We are gauging interest for one of our latest projects, *Live Not By Lies*, a docuseries that journeys through the power of human spirit and faith as it unfolds the true stories of Soviet Communism's survivors.

Check out the video and express your interest here: angel.com/live.

****

Legal made us say this last part: (1) no money or other consideration is being solicited, and if sent, will not be accepted; (2) no offer to buy the securities can be accepted and no part of the purchase price can be received until the offering statement is filed and only through an intermediary's platform; (3) a prospective purchaser's indication of interest is non-binding.

invest.angel.com/live

The Battle for Truth Has Just Begun

Learn more







Live Not by Lies
Sponsored ·

Angel Studios is unveiling the untold! We are gauging interest for one of our latest projects, *Live Not By Lies*, a docuseries that journeys through the power of human spirit and faith as it unfolds the true stories of Soviet Communism's survivors.

Check out the video and express your interest here: angel.com/live.

****
Legal made us say this last part: (1) no money or other consideration is being solicited, and if sent, will not be accepted; (2) no offer to buy the securities can be accepted and no part of the purchase price can be received until the offering statement is filed and only through an intermediary's platform; (3) a prospective purchaser's indication of interest is non-binding.

invest.angel.com/live

Confront Tyranny With Truth

Learn more





Live Not by Lies
Sponsored ·

Angel Studios is unveiling the untold! We are gauging interest for one of our latest projects, *Live Not By Lies*, a docuseries that journeys through the power of human spirit and faith as it unfolds the true stories of Soviet Communism's survivors.

Check out the video and express your interest here: angel.com/live.

****
Legal made us say this last part: (1) no money or other consideration is being solicited, and if sent, will not be accepted; (2) no offer to buy the securities can be accepted and no part of the purchase price can be received until the offering statement is filed and only through an intermediary's platform; (3) a prospective purchaser's indication of interest is non-binding.

invest.angel.com/live
Truth is the Only Antidote to Tyranny

Learn more









Live Not by Lies
Sponsored ·

Angel Studios is unveiling the untold! We are gauging interest for one of our latest projects, *Live Not By Lies*, a docuseries that journeys through the power of human spirit and faith as it unfolds the true stories of Soviet Communism's survivors.

Check out the video and express your interest here: angel.com/live.

****
Legal made us say this last part: (1) no money or other consideration is being solicited, and if sent, will not be accepted; (2) no offer to buy the securities can be accepted and no part of the purchase price can be received until the offering statement is filed and only through an intermediary's platform; (3) a prospective purchaser's indication of interest is non-binding.

invest.angel.com/live

When Truth Rises, Tyranny Falls

Learn more







Live Not by Lies
Sponsored ·

Angel Studios is unveiling the untold! We are gauging interest for one of our latest projects, *Live Not By Lies*, a docuseries that journeys through the power of human spirit and faith as it unfolds the true stories of Soviet Communism's survivors.

Check out the video and express your interest here: angel.com/live.

****
Legal made us say this last part: (1) no money or other consideration is being solicited, and if sent, will not be accepted; (2) no offer to buy the securities can be accepted and no part of the purchase price can be received until the offering statement is filed and only through an intermediary's platform; (3) a prospective purchaser's indication of interest is non-binding.

invest.angel.com/live
Resist Repression or Repeat History

Learn more

 

Angel Studios is unveiling the untold! We are gauging interest for one of our latest projects, *Live Not By Lies*, a docuseries that journeys through the power of human spirit and faith as it unfolds the true stories of Soviet Communism's survivors.

Check out the video and express your interest here: angel.com/live.

****

Legal made us say this last part: (1) no money or other consideration is being solicited, and if sent, will not be accepted; (2) no offer to buy the securities can be accepted and no part of the purchase price can be received until the offering statement is filed and only through an intermediary's platform; (3) a prospective purchaser's indication of interest is non-binding.



invest.angel.com/live
The Truth Will Set You Free (John 8:32)
Learn more



Live Not by Lies
Sponsored · 🌐

✕   ⋮

Angel Studios is unveiling the untold! We are gauging interest for one of our latest projects, *Live Not By Lies*, a docuseries that journeys through the power of human spirit and faith as it unfolds the true stories of Soviet Communism's survivors.

Check out the video and express your interest here: angel.com/live.

****

Legal made us say this last part: (1) no money or other consideration is being solicited, and if sent, will not be accepted; (2) no offer to buy the securities can be accepted and no part of the purchase price can be received until the offering statement is filed and only through an intermediary's platform; (3) a prospective purchaser's indication of interest is non-binding.



invest.angel.com/live

Dare to Dissent

Learn more